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                                                                    EXHIBIT 12.1

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



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(in thousands)                                                                           Year Ended December 31,
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                                                                           2002       2001        2000       1999       1998
                                                                           ----       ----        ----       ----       ----
Income before income taxes                                                $ 23,975   $147,872   $126,473   $ 89,983   $129,565

Fixed charges:
   Interest on short-term borrowings                                         4,033     27,458     58,532     23,692      9,806
   Interest on long-term debt                                               29,720     33,191     19,465     11,354     12,859
   One-third of net rental expense                                           1,278      1,276      1,252        991      1,266
                                                                          --------   --------   --------   --------   --------
      Fixed charges excluding interest on deposits                        $ 35,031   $ 61,925   $ 79,249   $ 36,037   $ 23,931

   Interest on deposits                                                    127,849    204,929    229,137    196,871    206,608
                                                                          --------   --------   --------   --------   --------

      Fixed charges including interest on deposits                        $162,880   $266,854   $308,386   $232,908   $230,539

Capitalized interest                                                            --         --         --         --         --


Ratio of earnings to fixed charges is calculated as follows:
   (income before income taxes) + (fixed charges) - (capitalized interest)
   -----------------------------------------------------------------------
                               fixed charges


Ratio of earnings to fixed charges:
   Excluding interest on deposits                                            1.7 X      3.4 X      2.6 X      3.5 X      6.4 X
   Including interest on deposits                                            1.1 X      1.6 X      1.4 X      1.4 X      1.6 X

Without adoption of FAS No.142, "Goodwill and Other Intangible Assets"
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Income before income taxes                                                $ 23,975
Less: Goodwill, net of tax effect                                            5,545
                                                                          --------
Income after goodwill and before income taxes                             $ 18,430

Ratio of earnings to fixed charges with goodwill would have been:
   Excluding interest on deposits                                            1.5 X
   Including interest on deposits                                            1.1 X
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